

April 12, 2007

Mr. William E. McKechnie
Chief Executive and Financial Officer
Xtra-Gold Resources Corp.
c/o Nevada Corporate Services
1800 E. Sahara, Suite 107
Las Vegas NV 89104

> **Re: Xtra-Gold Resources Corp.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed March 26, 2007**
> **File No. 333-139037**

Dear Mr. McKechnie:

We have reviewed your filing and response letter dated March 23, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form SB-2

General

1.   Please include financial statements in your next amendment as required by Rule 3-10 of Regulation S-B. Also continue to monitor the need to update your financial statements. In this manner, it appears that you are required to include audited financial statements for the year ended December 31, 2006 when filing your amended registration statement. Refer to Item 310 (g) (2) of Regulation S-B.

2.   Please file a consent from your independent registered accountant in your next amendment.

Prospectus Summary, page 3

Corporate History, page 4

3.   We note your statement that "On June 18, 2001, we consolidated our outstanding common shares on a basis of 20 for 1, and changed our name to RetinaPharma International, Inc. ("RETINAPHARMA") to better describe an intended business plan, which was ultimately never developed." However, you do not discuss the nature of that business plan. Please discuss the details of that business plan and why it was never developed. Further, in this regard, please discuss whether there was a change in management at this time and if so, why. We may have further comment.

4.   We note your statement that "On December 31, 2003, we acquired all of the issued and outstanding shares of Xtra-Gold Resources, Inc., a Florida corporation ("XGRI") from the shareholders of XGRI in exchange for 10,070,000 shares of common stock (approximately 80% of our then issued and outstanding shares of our common stock)." Please discuss how you came to acquire XGRI. For instance, disclose any prior affiliations between you and XGRI.

Consolidated Statements of Changes in Stockholders' Equity

5.   We note your response to comment eight of our letter dated March 5, 2007. We note that inception of your company was as of a date prior to 2003 and is disclosed as such on page four of your amended registration statement. Please revise your statement of stockholders' equity, to disclose each separate issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration since inception.   With respect to issuances of shares to acquire assets or other businesses, please tell us and disclose the nature of the non-cash consideration and the basis for assigning amounts.

Significant Accounting Policies

Mineral Properties and Exploration and Development Costs

6.   We note your response to comment 10 of our letter dated March 5, 2007. We note that your amended registration statement did not include the notes to financial statements. Please note that mineral rights are tangible assets and the costs to acquire such rights should be accounted for as such. Refer to EITF 04-02. Please revise your disclosure accordingly. In addition, please explain why you allocate your property acquisition costs between proven and probable reserves and mineralization.   We re-issue prior comment 10.

7.   We note your response to comment 11 of our letter dated March 5, 2007. We note that your amended registration statement did not include the notes to financial statements. Please explain why development costs are expensed. We re-issue prior comment 11.

Note 4. Acquisitions

8.   We note your response to comment 13 of our letter dated March 5, 2007. We further note your revised disclosure which indicates that the valuation of the mineral property was based on the estimated placer gold reserves of 216,800 ounces. Since your estimated amount of gold is not supported by a comprehensive feasibility study, the amounts should be referenced as resources rather than reserves. As such, a $39 per ounce of placer gold resources is implied. In connection with your valuation of XG Mining, please:

- tell us the range in which your common stock traded at the time of your acquisition of XG Mining;

- tell us any other relevant factors of the negotiations with the prior owners of XG Mining, including the major terms of competing offers; and,

- tell us your share price as of the date the transaction was consummated.

Engineering Comments

General

9.   Industry Guide 7 (a)(4) is very explicit as to the meaning of the terms "development stage" and "production stage" for mining projects, in that "reserves" must have been demonstrated for a mineral project to be in either stage. Under Guide 7 (a)(4), a company that has not demonstrated that they have a reserve must be considered to be in the "exploration stage." As noted in a previous comment, we have reviewed the supplemental information you provided about your Ghana properties, and could not concur that you have any mineral reserves that meet Industry Guide 7 standards. The staff do not consider a fifteen year old feasibility study coupled with a recent geologists report to be a basis for designating mineral reserves. In addition, preparing a feasibility study or detailed mining plan, or conducting a bulk test to assist you in determining commercial viability of your placer deposit are considered to be pre-reserve designation activities, and as such they are exploration stage activities under Guide 7. Based on the materials you have provide to date, we continue to find that you have no mineral reserves and that your Ghana projects are all in the exploration stage. We reissue comment number 18 from our last letter.

10.   We note that you have attached a geologic report prepared by John Rae as an exhibit. Please note that Industry Guide 7 (b)(7) specifically does not allow attachment of technical reports to SEC filings. Please remove the technical report.

Financial Statements

11.   Instructions of paragraph (a) of Industry Guide 7 state that "Mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with FASB Statement 7, if applicable." As a result, financial statement headnotes and footnotes for exploration stage companies should describe the companies as being in the "exploration stage," rather than development stage. The performance of a bulk mining test can not be considered the same thing as production under Industry Guide 7. Gold that is collected and even sold during a bulk test is considered incidental to the primary function of the test, which is to assist in evaluating the economic viability of the project. Please revise your disclosure accordingly. We reissue comment number 22 from our last letter.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer, Mining Engineer, at (202) 551-3705 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Anne Parker, Branch Chief, at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
        J. Davis
        J. Wynn
        R. Baer
        via facsimile
        Roxanne K. Beilly
        Schneider Weinberger & Beilly LLP
        (561) 362-9612